

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 13, 2017

Patrick Howard
President and Chief Executive Officer
T Bancshares, Inc.
16200 Dallas Parkway, Suite 190
Dallas, Texas 75248

> **Re:** **T Bancshares, Inc.**
> **Form PRE14A**
> **Filed December 28, 2016**
> **File No. 000-51297**

Dear Mr. Howard:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Peter G. Weinstock, Esq. (Via E-mail)